SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.  20549

                                        FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 (FEE REQUIRED)
       For the fiscal year ended:     December 31, 1999

                                          OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
       For the transition period from ________________ to _____________


Commission File Number 1-4471

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

       THE PROFIT SHARING PLAN OF XEROX CORPORATION AND THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL AND TEXTILE EMPLOYEES A.F.L. - C.I.O. - C.L.C.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Xerox Corporation
                       P.O. Box 1600
                       Stamford, Connecticut  06904-1600




  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administer the plan have duly caused this actual report to be signed on its behalf by the undersigned who thereunto duly authorized.

THE PROFIT SHARING PLAN OF XEROX CORPORATION AND THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL AND TEXTILE EMPLOYEES A.F.L - C.I.O. - C.L.C.

Sally Conkright
Plan Administrator

Stamford, Connecticut
Dated June 29, 2000




THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Financial Statements and Schedule

December 31, 1999 and 1998

(With Independent Auditors' Report Thereon)




THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Statement of Net Assets Available for Plan Benefits
With Fund Information

December 31, 1999

(In thousands)



                                        Fund Information
                                              Small
                     International           Company               Balanced Fund
                        Stock     U.S. Stock  Stock                More   More
                        Fund         Fund     Fund    Fifty/Fifty  Bonds  Stocks

Assets:
  Participant notes  $
    Receivable           -           -         -         -         -      -
  Investment in
    Master Trust       10,968     26,070    11,702       5,365     2,606  80,608

         Total assets  10,968     26,070    11,702       5,365     2,606  80,608

Due from (to) other funds (38)       (91)      (41)        (19)       (9)  (280)

Net assets available for
  plan benefits   $    10,930     25,979    11,661       5,346     2,597  80,328


The accompanying notes are an integral part of the financial statements.


  Enhanced                Xerox
    Bond      Income      Stock       Marketplace      Employee
    Fund       Fund        Fund          Window        Loan Fund       Total


      -         -           -              -            17,337           17,337

   1,075      65,096     36,963         11,715            -             252,168

   1,075      65,096     36,963         11,715          17,337          269,505

      (4)       (226)      (129)           (40)            877            -


   1,071      64,870     36,834         11,675          18,214          269,505



THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Statement of Net Assets Available for Plan Benefits
With Fund Information

December 31, 1999

(In thousands)



                                        Fund Information
                                              Small
                     International           Company               Balanced Fund
                        Stock     U.S. Stock  Stock                More   More
                        Fund         Fund     Fund    Fifty/Fifty  Bonds  Stocks

Assets:
  Employer contributions
    Receivable       $     63        221        94         41         27   1,079
  Participant notes
    Receivable           -            -         -        -             -      -
  Investment in
    Master Trust        8,566     22,028    10,488      1,655        741  76,223

         Total assets   8,629     22,028    10,582      1,696        768  77,302

Due from (to) other funds (13)       (34)      (16)        (2)        (1)  (117)

Net assets available for
  plan benefits   $     8,616     22,215    10,566      1,694        767  77,185


The accompanying notes are an integral part of the financial statements.


  Enhanced                Xerox
    Bond      Income      Stock       Marketplace      Employee
    Fund       Fund        Fund          Window        Loan Fund       Total


      13         154        649            14            -               2,355

      -          -          -              -           17,299           17,229

     406      79,433     53,195         1,090            -             253,825

     419      79,587     53,844         1,104          17,299          273,479

      (1)       (122)       (81)           (2)            389            -


     418      79,465     53,763         1,102          17,688          273,479


PROFIT SHARING AND SAVINGS PLAN
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILES EMPLOYEES
A.F.L.- C.I.O - C.L.C.

Statement of Changes in Net Assets Available for Plan Benefits
With Fund Information

Year ended December 31, 1999

(In thousands)



                                     Fund Information
                                              Small           Balanced Fund
                      International          Company
                          Stock   U.S. Stock  Stock   Fifty/   More     More
                          Fund      Fund      Fund    Fifty    Bonds   Stocks

Contributions:
  Employer      $            97       210     136        11       8        728
  Employees'-voluntary      669     1,529     887       135      72      4,078
  Rollovers from external
    plans                    22        22      22        11      -         144
  Rollovers from internal
     plans                   60       556      16     2,162   1,347      4,455

      Total contributions   848     2,317   1,061     2,319   1,427      9,405

Net income (loss) from Master
  Trust investments, net of
  administrative expenses 2,475     4,029   2,499       538     184     12,858

Interest income on
  participant
  notes receivable          -         -       -          -       -        -

       Total              3,323     6,346   3,560     2,857    1,611    22,263


Benefit payments           (481)   (1,373)   (290)   (1,194)    (171)   (5,260)
Transfers among funds      (528)   (1,209) (2,175)    1,989      390   (13,860)

       Net increase (decrease)
        in net assets
        available for
        plan benefits     2,314     3,764   1,095     3,652    1,830     3,143

Net assets available for
plan benefits:
     Beginning of year    8,616    22,215  10,566     1,694      767    77,185

     End of year       $ 10,930    25,979  11,661     5,346    2,597    80,328


The accompanying notes are an integral part of the financial statements.


  Enhanced                  Xerox
     Bond       Income       Stock     Marketplace     Employee
     Fund        Fund         Fund       Window        Loan Fund    Total

       4          703          442            9            -         2,348
      36        3,929        2,834          173            -        14,342

      -           267           20          232            -           740

     333        1,137          154          439            -        10,659

     373        6,036        3,450          853            -        28,089



     (21)       1,942      (39,899)       2,834            -       (12,561)

       -           -             -            -           1,180      1,180

     352        7,978      (36,449)       3,687           1,180     16,708

     (16)      (9,989)      (1,663)        (245)           -       (20,682)
     317      (12,584)      21,183        7,131            (654)       -


     653      (14,595)     (16,929)      10,573             526     (3,974)


     418       79,465       53,763        1,102          17,688     273,479

   1,071       64,870       36,834       11,675          18,214     269,505



PROFIT SHARING AND SAVINGS PLAN
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILES EMPLOYEES
A.F.L.- C.I.O - C.L.C.

Statement of Changes in Net Assets Available for Plan Benefits
With Fund Information

Year ended December 31, 1998

(In thousands)



                                         Fund Information
                                              Small           Balanced Fund
                      International          Company
                          Stock   U.S. Stock  Stock   Fifty/   More     More
                          Fund      Fund      Fund    Fifty    Bonds   Stocks

Contributions:
  Employer      $           174       390      251     41       27     1,707
  Employees'-voluntary      805     1,350    1,163      6        2     4,289
  Rollovers from external
    plans                     8        57       30      -        -        38
  Rollovers from internal
     plans                   28        28        4      -        -       962

      Total contributions 1,015     1,825    1,448     47       29     6,996

Net income (loss) from
  Master Trust
  investments, net of
  administrative expenses 1,331     4,242     (664)   111       36    10,912

Interest income on
  participant
  notes receivable         -          -         -       -       -        -

       Total              2,346     6,067      784    158       65    17,908


Benefit payments           (204)     (608)    (249)     (7)     (1)   (2,923)
Transfers among funds    (2,739)    3,720   (1,538)  1,543     703    (3,946)
Transfers between plans    (234)     (151)    (229)      -       -    (1,906)

       Net increase (decrease)
        in net assets
        available for
        plan benefits      (831)    9,028   (1,232)  1,694     767     9,133

Net assets available for
plan benefits:
     Beginning of year    9,447    13,187   11,798      -       -     68,052

     End of year       $  8,616    22,215   10,566    1,694     767   77,185


The accompanying notes are an integral part of the financial statements.


  Enhanced                  Xerox
     Bond       Income       Stock     Marketplace     Employee
     Fund        Fund         Fund       Window        Loan Fund    Total

      13          890          975           14            -         4,482
       3        4,535        2,502            2            -        14,657

      -           661           70            -            -           864

      -         1,264          198            -            -         2,484

     16         7,350        3,745           16            -        22,487



     15         4,866       18,658           64            -        39,571

      -          -             -             -           1,228       1,228

     31        12,216       22,403           80          1,228      63,286

     (1)       (5,593)      (1,019)          (2)           -       (10,607)
     388       (6,655)       3,772        1,024          3,728        -
      -        (1,964)        (659)          -             (52)     (5,195)


     418       (1,996)      24,497        1,102          4,904      47,484


      -        81,461       29,266           -          12,784     225,995

     418       79,465       53,763        1,102         17,688     273,479




THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998



(1)     Description of Plan and Significant Accounting Policies

The following description of the Profit Sharing and Savings Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C. (Plan) provides only general information. Participants should refer to the summary plan description or plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all domestic full and part-time Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C. employees of Xerox Corporation (sponsor). Employees are eligible to participate in the Plan immediately upon hire.

Plan Amendments

Effective January 1, 1998, the Company modified the profit sharing payout amounts beginning with the Plan year ended December 31, 1998. In 1998, profit sharing distributions were 50% in cash and 50% in stock options (stock options are not a component of the Plan). Beginning in 1999, the profit sharing structure changed to 50% in cash, 25% in deferred compensation and 25% in stock options. For the calendar year ended December 31, 1999, the sponsors EPS growth was below 5%. In accordance with the plan document, there was no Xerox Profit Sharing contribution for 1999. See Xerox Profit Sharing Contributions disclosure in note 1 for further information.

Payments of Benefits

Upon termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account or may purchase an annuity payable from a life insurance company. There were no benefits allocated from the Plan for participants at December 31, 1999 or 1998.


Employee Savings Contributions

Subject to limits imposed by the Internal Revenue Code, eligible employees may contribute up to 18% of pay (as defined in the Plan) through a combination of before-tax and after-tax payroll deductions. Employees are immediately vested in their savings contributions.




THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998



Xerox Corporation matches 35% of employee savings contributions, up to a maximum match equaling 4% of annual pay. These contributions are made annually to eligible participants of record on the last day of February following the Plan year end. The 1999 contribution recorded on March 13, 1999 was $1,973,497.

Xerox Profit Sharing Contribution

Eligible employees may receive a profit sharing contribution from the sponsor. In 1998 the Plan document specified that any contribution payout could range from zero to 10% of pay based upon the return on assets (ROA) of the Xerox Document Processing industry segment as defined in the Plan document. ROA is determined as of the sponsor's calendar year end.

During 1998, the sponsor's ROA was 17.5%, which resulted in a maximum profit sharing contribution for all eligible active employees at December 31, 1998 equal to 5% of pay or $11,443 and 5% in stock options which are not a component of the Plan. Participants elected to invest $2,355 into the Plan at December 31, 1998 (dollars in thousands).

Beginning 1999 and forward, a profit sharing payout now has three components. They are as follows: (i) 50% of the payout will come in the form of cash which can be deferred into the savings plan, (ii) 25% of the payout is automatically deferred to the Xerox Stock Fund and (iii) 25% of the payout is provided in the form of stock options, which are not a component of the Plan. Employees are immediately vested in profit sharing contributions.

In 1998 and forward, the maximum profit sharing payout will be 15%. In any given year, the payout bears a 1:1 relationship to earnings per share (EPS) growth up to 15%. However, if EPS growth is below 5%, there is no payout.

For the calendar year ended December 31, 1999, the sponsors EPS growth was below 5%. In accordance with the plan document, there was no Xerox Profit Sharing contribution for 1999.








THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998



Investment Funds

As further described in note 3, the investment funds are part of the Xerox Trust Agreement to Fund Retirement Plans (Master Trust). Effective October 1, 1998, the sponsor added the following four new investment funds to the Plan: Balanced Fund - Fifty/Fifty, Balanced Fund - More Bond, Enhanced Bond Fund and Marketplace Window. Additionally, the Balanced Fund name was changed to Balanced Fund - More Stocks. Employees can direct their plan accounts to one or more of the following ten investment funds:

International Stock Fund - Invests primarily in stocks of companies outside the U.S.

U.S. Stock Fund - Invests primarily in stocks of medium to large U.S. companies.

Small Company Stock Fund - Invests primarily in stocks of smaller U.S.
companies.

Balanced Fund - Fifty/Fifty - Usually invests approximately 50% in stocks and
50%
in bonds; some private placements and cash. The mix may shift with market outlook.

Balanced Fund - More Bonds - Usually invests 30% in stocks, most of the rest in bonds, some private placements and cash. The mix may shift with market outlook.

Balanced Fund - More Stocks - Usually invests approximately 70% in stocks, most of the rest in bonds, some private placements and cash. The mix may shift with market outlook.

Enhanced Bond Fund - Invests in intermediate duration; approximately 70% high quality bonds and 30% high-yield lower quality bonds.








THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998




Income Fund - Invests short to intermediate duration, high quality bonds; contracts with insurance companies and banks.

Xerox Stock Fund - Invests in Xerox Corporation common stock and some cash for administrative purposes.

Marketplace Window- Offers access to no-lead mutual funds outside of Xerox.

Employee Loan Fund

Participants are permitted to borrow from their profit sharing savings accounts subject to certain limitations. The loans are payable over terms up to 14.5 years and bear interest at the quarterly Citibank commercial prime rate in effect at the time of loan issuance plus 1%. Principal and interest payments on the loans are redeposited into the participants' accounts based on their current investment allocation elections. Loans are issued at market value. At December 31, 1999 and 1998, market value on loans approximates fair value.


Summary of Significant Accounting Policies

a. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

b. If available, quoted market prices are used to value investments. Non-readily marketable investments are carried at estimated fair value. Investment contracts are carried at contract value, which approximates fair value.

c. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Margin variation represents market fluctuations on future investments.







THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998



(2)     Federal Income Taxes

The Plan obtained its latest determination letter from the Internal Revenue Service (IRS) on September 8, 1995, covering Plan amendments through December 31, 1994, indicating that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and Plan's internal tax counsel believe that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

As long as the Plan continues to be qualified under present federal income tax laws and regulations, participants will not be taxed on company contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee, but may be subject to tax thereon at such time as they receive distributions under the Plan.


(3)     Master Trust

As discussed in note 1, the Plan participates in the Master Trust. The following other Xerox employee benefit plans also participate in the Master Trust as of December 31, 1999:

Xerox Corporation Profit Sharing and Savings Plan;

Xerox Corporation Retirement Income Guarantee Plan; and

Retirement Income Guarantee Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C.






THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998




The Master Trust currently has nine investment pools - the International Stock Pool, U.S. Stock Pool, Small Company Stock Pool, Other Equity Pool, Other Fixed Pool, Bond Pool, Income Fund, Xerox Stock Fund, and Marketplace Window.

Participants direct their accounts into investment funds, as described in note 1, which participate in the aforementioned investment pools. Each of the plans has an ownership interest in one or more of these investment pools in accordance with that interest as determined by participant fund elections.

The Expense Pool represents net accrued plan specific administrative expenses that are attributable to the other Equity Pool, Other Fixed Pool, and the Bond Pool, which comprise the Balanced Fund. It is not an investment pool.

In October 1998, there was pool restructure. Assets of the All Other Pool were transferred to the Other Equity Pool and the Bond Pool. The pool restructure was done in conjunction with the addition of new investment funds as discussed in note 1.







PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O - C.L.C

Notes to Financial Statements, Continued

December 31, 1999 and 1998



The following financial information is presented for the Master Trust and each of the Master Trust investment pools:

Statement of Net Assets of the Master Trust as of December 31, 1999 is as follows
(in thousands):

                                                   Small
                      International               Company               Xerox
                         Stock        U.S. Stock   Stock    Income      Stock
       Assets            Pool           Pool       Pool      Fund       Fund

Cash (overdraft)  $          (230)           2          2       (68)         -
Receivables:
  Dividends                 1,316        1,645        255       -         3,697
  Interest                    220          574        338     7,653          38
  Due from brokers          2,231          261      4,171    10,115         -
  Other                        80            -         -        -           -

       Total receivables    3,847        2,480      4,764    17,768       3,735

Investments at fair value:
  At quoted market value:
   Short-term investments  67,026      115,890    146,755   106,070       8,059
   Fixed income investments 2,102          -          -     774,937          -
   Equity securities:
     Xerox common stock       -             -          -       -        427,828
     Other              1,379,984    2,990,177    683,719     3,852         -

  At estimated fair value:
   Interest in real estate
     Trusts                 -             -          -          -             -
    Other investments       -             -          -          -             -

      Total investments 1,449,112    3,106,067   830,474    884,859     435,887

      Total assets      1,452,729    3,108,549   835,240    902,559     439,622

         Liabilities
Due to brokers            (11,121)      (2,311)   (4,159)  (128,244)       -
Other                      (1,970)      (1,662)     (702)      (468)       (43)

        Net assets  $   1,439,638    3,104,576   830,379    773,847     439,579



  Other         Other
  Equity        Fixed        Marketplace      Bond        Expense
  Pool          Pool           Window         Pool         Pool          Total

   -              -              -           38,086        -             37,792

   -               -              -             -          -              6,913
    674          216             -           20,876        -             30,589
   -              -             1,891        52,405        -             71,074
   -              -              -              -          -                 80
    674          216            1,891        73,281        -            108,656



166,235       52,809               -        147,207        -            810,051
   -             -               -        1,875,604        -          2,652,643

   -             -               -             -           -            427,828
145,046           -           161,843        70,755        -          5,435,376



  3,505           -              -             -          -               3,505
340,264           -              -             -          -             340,264

655,050         52,809         161,843    2,093,566         -         9,669,667

655,724         53,025         163,734    2,204,933         -         9,816,115



   (133)          -             (1,649)    (220,434)        -          (368,051)
   (297)          (167)            -         (1,463)        -            (6,772)

655,294         52,858         162,085    1,983,036         -         9,441,292



PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998



The allocation of Master Trust net assets by investment pool as of December 31, 1999 is as follows (in thousands):

                                                Small
                    International              Company    Balanced      Balanced
                       Stock     U.S. Stock     Stock        Fund -       Fund -
                       Fund         Fund         Fund    Fifty/Fifty  More Bonds

International Stock
  Pool                $  236,019     -            -         19,135         8,183

U.S. Stock Pool            -       544,578        -         40,703        17,409

Small Company
  Stock Pool               -        -          229,144       9,560         4,088

Income Fund                -        -            -               -            -

Xerox Stock Fund           -        -            -               -            -

Other Equity Pool          -        -            -          10,419         4,456

Other Fixed Pool           -        -            -             840           360

Marketplace Window         -        -            -               -            -

Bond Pool                  -        -            -          30,781        13,662

Expense Pool               -        -            -               -            -

         Total    $      236,019   544,578     229,144     111,438        48,158




   Balanced                                 Xerox
    Fund -      Enhanced       Income       Stock        Marketplace
  More Stocks   Bond Fund       Fund        Fund           Window        Total


 1,176,301        -             -            -              -         1,439,638

 2,501,886        -             -            -              -         3,104,576


   587,587        -             -            -              -           830,379

     -           -           773,847         -              -           773,847

     -           -             -          439,579           -           439,579

   640,419        -             -            -              -           655,294

    51,658        -             -            -              -            52,858

     -           -             -            -             162,085       162,085

 1,916,922      21,671          -            -               -        1,983,036

     -           -             -            -               -             -

 6,874,773      21,671       773,847       439,579        162,085     9,441,292





THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998


Investment in the Master Trust for all participating plans as of December 31, 1999 is as follows (in thousands):
                                                 Small     Balanced     Balanced
                     International              Company      Fund -       Fund -
                         Stock     U.S. Stock    Stock       Fifty/        More
                          Fund        Fund       Fund        Fifty         Bonds

Xerox Corporation Profit
  Sharing and Savings Plan $225,051  518,508     217,442    106,073       45,552

The Profit Sharing Plan of
  Xerox Corporation and
  The Xerographic Division,
  Union of Needletrades,
  Industrial and Textile
  Employees, A.F.L. -
  C.I.O. - C.L.C.            10,968   26,070      11,702      5,365        2,606

Xerox Corporation Retirement
  Income Guarantee Plan          -       -           -           -             -

Retirement Income Guarantee
  Plan of Xerox Corporation
  and The Xerographic
  Division, Union of
  Needletrades, Industrial and
  Textile Employees, A.F.L. -
  C.I.O. - C.L.C.                -        -          -           -            -


    Total                  $236,019  544,578     229,144   111,438       48,158



Balanced
  Fund -     Enhanced                Xerox
  More        Bond        Income     Stock        Marketplace
  Stocks      Fund        Fund       Fund           Window                 Total

1,199,259     20,596     583,296    402,616         150,370            3,468,763







   80,608      1,075      65,096      36,963         11,715              252,168


5,049,587      -         110,335        -              -               5,159,922







  545,319       -         15,120        -              -                 560,439

6,874,773    21,671      773,847     439,579        162,085            9,441,292





THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O - C. L. C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998




Statement of Net Assets of the Master Trust as of December 31, 1998 is as follows (in thousands):
                                                    Small
                        International              Company
                           Stock      U.S. Stock    Stock    All Other    Income
     Assets                Pool          Pool        Pool       Pool        Fund

Cash (overdraft)         $ 16,520        (141)      1,088        -       (4,469)
Receivables
  Dividends                 1,371       2,687         501        -           -
  Interest                    198         638         215        -         9,664
  Due from brokers          3,227       7,697       1,783        -        77,389
  Other                        30          11          (1)       -         (225)

         Total receivables  4,826      11,033       2,498        -        86,828

Investments at fair value:
  At quoted market value:
   Short-term investments  29,261     160,154      67,680        -       188,727
   Fixed income investments 3,637        -            -          -       781,381
   Equity securities:
     Xerox common stock      -          -            -         -           -
      Other             1,033,271    2,842,337    613,346        -         5,973

  At estimated fair value:
    Interest in real estate
      Trusts                 -          -            -           -           -
    Other investments        -          -            -           -           -

Investments at contract value:
  Investment contracts with
    insurance companies
    and banks                -           -           -            -       62,861

       Total investments 1,066,169   3,002,491     681,026        -    1,038,942

        Total assets     1,087,515   3,013,383     684,612        -    1,121,301

        Liabilities

Due to brokers              (3,983)     (6,052)      (2,607)      -    (183,652)
Other                       (2,053)     (1,692)        (751)      -        (500)

        Net assets   $   1,081,479   3,005,639      681,254       -      937,149





   Xerox     Other       Other
   Stock    Equity       Fixed   Marketplace      Bond      Expense
   Fund      Pool        Pool     Window         Pool       Pool         Total

      -          -        -          -          15,757       -          28,755

   1,962         22       -          -            -          -           6,543
      33      1,403      660          -         16,511       -          29,322
     -        6,359       -           -         17,986       -         114,441
      10        -        -           -            (143)       -           (318)
   2,005      7,784      660          -         34,354       -         149,988



   9,401    335,740  159,972          -         78,006       -       1,028,941
     -        3,221       -          -       1,519,208       -       2,307,447

 632,445        -          -          -          -           -         632,445
     -      114,059       -        19,796      104,887       -       4,733,669



     -       31,562       -           -          -           -          31,562
     -      208,894       -           -          -           -         208,894




     -         -          -           -         -           -           62,861
 641,846    693,476   159,972       19,796    1,702,101      -       9,005,819

 643,851    701,260   160,632       19,796    1,752,212      -       9,184,562



     -      (6,359)      -           -        (115,955)     -         (318,608)
     (92)     (311)     (162)        -          (1,374)     (72)        (7,007)
 643,759    694,590  160,470        19,796   1,634,883      (72)      8,858,947






PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998



The allocation of Master Trust net assets by investment pool as of December 31, 1998 is as follows (in thousands):

                                               Small
                        International          Company   Balanced      Balanced
                           Stock   U.S. Stock   Stock      Fund -        Fund -
                           Fund       Fund      Fund    Fifty/Fifty   More Bonds

International Stock
  Pool                $   184,457      -         -       6,100            2,870

U.S. Stock Pool            -        426,768      -      17,536            8,252

Small Company
  Stock Pool               -           -     199,672     3,275            1,541

All Other Pool             -           -         -         -              -

Income Fund                -           -         -          -             -

Xerox Stock Fund           -           -         -          -             -

Other Equity Pool          -           -          -      4,936            2,010

Other Fixed Pool           -           -          -      2,700              513

Marketplace Window         -           -          -         -             -

Bond Pool                  -           -          -     10,987            5,170

Expense Pool               -           -          -         -             -

         Total    $      184,457    426,768   199,672   45,534           20,356


Balanced
  Fund -       Enhanced               Xerox
  More          Bond      Income      Stock      Marketplace
  Stocks        Fund      Fund         Fund         Window           Total


 888,052         -         -             -             -           1,081,479

2,553,083        -         -             -             -           3,005,639


 476,766         -         -             -             -             681,254

     -          -         -             -              -                -

     -          -       937,149          -             -             937,149

     -          -         -           643,759          -             643,759

 687,644         -         -             -             -             694,590

 157,257         -         -            -              -             160,470

     -          -         -             -           19,796            19,796

1,599,517      19,209      -             -             -            1,634,883

      (72)       -         -             -            -                   (72)

6,362,247      19,209    937,149     643,759        19,796          8,858,947



THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHICAL DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L - C.I.O - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998


Investment in the Master Trust for all participating plans as of December 31, 1998 is as follows (in thousands):
                                                 Small     Balanced   Balanced
                         International          Company      Fund -    Fund -
                            Stock    U.S. Stock  Stock       Fifty/    More
                            Fund       Fund      Fund        Fifty     Bonds

Xerox Corporation Profit
  Sharing and Savings Plan $ 175,891  404,740   189,184      43,879     19,615

The Profit Sharing Plan of
  Xerox Corporation and
  The Xerographic Division,
  Union of Needletrades,
  Industrial and Textile
  Employees, A.F.L. -
  C.I.O. - C.L.C.              8,566   22,028    10,488       1,655        741

Xerox Corporation Retirement
  Income Guarantee Plan           -        -          -          -         -

Retirement Income Guarantee
  Plan of Xerox Corporation
  and The Xerographic
  Division, Union of
  Needletrades, Industrial and
  Textile Employees, A.F.L. -
  C.I.O. - C.L.C.                 -        -          -          -          -


    Total               $   184,457   426,768   199,672      45,534      20,356








Balanced
  Fund -      Enhanced                  Xerox
  More         Bond       Income        Stock         Marketplace
  Stocks       Fund       Fund          Fund             Window           Total

1,102,063      18,803     692,898      590,564          18,706         3,256,343







   76,223         406      79,433       53,195           1,090           253,825


4,686,540          -      143,631           -              -           4,830,171







  497,421           -      21,187            -             -             518,608

6,362,247       19,209    937,149      643,759          19,796         8,858,947


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O - C.L.C.


Notes to Financial Statements, Continued

December 31, 1999 and 1998



Statement of Changes in Net Assets of the Master Trust for the year ended December 31, 1999 is as follows (in thousands):

                                                    Small
                         International              Company            Xerox
                             Stock      U.S. Stock   Stock    Income   Stock
                             Pool         Pool       Pool      Fund    Fund

Additions:
  Transfers in         $      90,431     155,074    46,723    154,653    418,469
  Investment earnings:
    Interest                   1,625       6,862     2,424     51,889        610
    Dividends                 19,430      27,271     3,499        168     10,769
    Net appreciation
      (depreciation)         336,067     544,823   203,930    (22,348) (456,299)
    Margin variation on
      futures contracts         (385)     (6,508)   (2,146)       633       -
    Other                      1,296         823       376        889       (10)

       Total investment
          Earnings           358,033     573,271   208,083     31,231  (444,930)

       Total additions       448,464     728,345   254,806    185,884   (26,461)

Deductions:
  Administrative expenses     (8,744)     (8,684)   (3,333)    (2,323)     (660)
  Transfers out              (95,513)   (125,724)  (71,348)  (346,863) (177,059)

       Total deductions     (104,257)   (134,408)  (74,681)  (349,186) (177,719)

Transfers between funds/pools 13,952    (495,000)  (31,000)       -         -

Net assets:
  Beginning of year        1,081,479   3,005,639   681,254    937,149    643,759

  End of year          $   1,439,638   3,104,576   830,379    773,847    439,579



  Other         Other
  Equity        Fixed        Marketplace      Bond        Expense
  Pool          Pool           Window         Pool         Pool          Total

   794         12,398         150,408         36,210        -         1,065,160

  7,461         8,786            -            76,242        -           155,899
  3,682           -            5,519           2,045        -            72,383

210,313       (20,000)         25,002        (52,983)       -           768,505

 (15,280)      (1,719)           -               261         -          (25,144)
  26,733            3            -             1,699         -           31,809


232,909       (12,930)         30,521         27,264        -         1,003,452

233,703          (532)        180,929         63,474        -         2,068,612


 (1,482)         (798)           (48)         (6,442)      (1,813)      (34,327)
(563,105)        (782)       (38,592)        (33,879)        -       (1,452,865)

(564,587)      (1,580)       (38,640)        (40,321)      (1,813)   (1,487,192)

291,588      (105,500)           -           325,000        1,885           925


694,590        160,470          19,796     1,634,883          (72)    8,858,947

655,294         52,858         162,085     1,983,036          -       9,441,292



THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHICAL DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998



The allocation of net income (loss) from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended December 31, 1999 is as follows (in thousands):

                                                Small
                     International             Company   Balanced     Balanced
                        Stock     U.S. Stock    Stock      Fund -       Fund -
                        Fund          Fund       Fund   Fifty/Fifty   More Bonds

International Stock
  Pool                $ 56,809         -            -       3,042        848

U.S. Stock Pool            -        88,467          -       4,899      1,369

Small Company
  Stock Pool               -           -         54,095     1,567        437

Income Fund                -           -            -         -           -

Xerox Stock Fund           -           -            -         -            -

Other Equity Pool          -           -            -       2,406        672

Other Fixed Pool           -           -            -        (142)       (41)

Marketplace Window         -           -            -          -           -

Bond Pool                  -           -            -         215         61

Expense Pool               -           -            -          -           -

         Total       $    56,809      88,467     54,095    11,987      3,346



 Balanced
  Fund -    Enhanced               Xerox
  More       Bond       Income     Stock      Marketplace
  Stocks     Fund        Fund       Fund         Window             Total


  288,590      -           -          -             -              349,289

  469,852      -           -          -             -              564,587


  148,651       -           -          -             -             204,750

      -        -         28,908       -             -               28,908

      -        -          -       (445,590)         -             (445,590)

  228,349       -          -         -              -              231,427

  (13,545)     -          -         -               -              (13,728)

     -         -         -          -            30,473             30,473

   20,418      128         -         -              -               20,822

   (1,813)      -         -          -             -                (1,813)

1,140,502      128       28,908   (445,590)      30,473            969,125



PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHICAL DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L - C.I.O - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998


Net Income (loss) from Master Trust Investments, net of administrative expenses, for all participating plans for the year ended December 31, 1999 is as follows (in thousands):


                                                  Small     Balanced  Balanced
                        International             Company    Fund -    Fund -
                           Stock     U.S. Stock    Stock     Fifty/    More
                           Fund         Fund       Fund      Fifty     Bonds

Xerox Corporation Profit
  Sharing and Savings Plan $  54,334   84,438      51,596   11,449      3,162

The Profit Sharing Plan of
  Xerox Corporation and
  The Xerographic Division,
  Union of Needletrades,
  Industrial and Textile
  Employees, A.F.L. -
  C.I.O. - C.L.C.              2,475     4,029       2,499     538        184

Xerox Corporation Retirement
  Income Guarantee Plan          -          -          -        -          -

Retirement Income Guarantee
  Plan of Xerox Corporation
  and The Xerographic
  Division, Union of
  Needletrades, Industrial and
  Textile Employees, A.F.L. -
  C.I.O. - C.L.C.               -          -          -        -         -

    Total               $     56,809   88,467      54,095    11,987     3,346



Balanced
  Fund -     Enhanced                  Xerox
  More         Bond       Income       Stock        Marketplace
  Stocks       Fund       Fund         Fund           Window           Total


  200,491      149        22,218     (405,691)         27,639          49,785







   12,858      (21)        1,942       (39,899)         2,834         (12,561)


  836,717       -          4,160            -              -           840,877







   90,436       -           588             -              -            91,024

1,140,502      128        28,908        (445,590)       30,473         969,125


PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHICAL DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998



Statement of Changes in Net Assets of the Master Trust for the year ended December 31, 1998 is as follows (in thousands):

                                                   Small
                      International               Company
                          Stock     U.S. Stock     Stock    All Other    Income
                          Pool         Pool         Pool      Pool        Fund

Additions:
  Transfers in         $     43,514    139,522      51,756   418,842     126,050
  Investment earnings:
    Interest                  2,206      8,198       6,948    59,043      57,481
    Dividends                19,994     26,128       2,502    12,123         435
    Net appreciation
      (depreciation)        140,075    663,920      (6,208)   25,060       5,737
    Margin variation on
      futures contracts       1,217      7,864         350    13,831       (287)
    Other                      (775)     1,911         639    22,210       (104)

        Total investment
          Earnings          162,717    708,021        4,231  132,267      63,262

        Total additions     206,231    847,543       55,987  551,109     189,312

Deductions:
  Administrative expenses    (8,531)    (7,852)      (4,300)  (7,872)    (2,341)
  Transfers out             (53,101)   (58,284)     (52,728) (442,927) (176,723)

        Total deduction     (61,632)   (66,136)     (57,028) (450,799) (179,064)

Transfers between funds/pools(90,097) (274,164)    (290,563)  313,106        -

Pool restructure                -        -              -  (2,448,260)       -

Net assets:
  Beginning of year        1,026,977  2,498,396     972,858 2,034,844    926,901

  End of year          $   1,081,479  3,005,639     681,254       -      937,149



  Xerox       Other       Other
  Stock       Equity      Fixed      Marketplace    Bond      Expense
  Fund        Pool        Pool         Window       Pool       Pool        Total

 102,002     125,652     118,979      18,839       18,136      -       1,163,292

     445       4,308       3,270         -         17,068      -         158,967
   7,453       3,749        -           569         1,195      -          74,148

 221,414      60,417      14,876         735       16,842      -       1,142,868

    -          7,862       1,321         -         (7,125)     -          25,033
    -          3,156          (2)        -           (439)     -          26,596


 229,312      79,492      19,465       1,304       27,541      -       1,427,612

 331,314     205,144     138,444      20,143       45,677      -       2,590,904


    (668)       (301)       (346)         (1)      (1,443)   (391)      (34,046)
 (32,892)   (600,735)    (85,628)       (346)        (528)     -     (1,503,892)

 (33,560)   (601,036)    (85,974)       (347)      (1,971)   (391)   (1,537,938)

    -        230,399     108,000           -        3,000     319            -

    -        860,083       -              -     1,588,177      -             -

 346,005        -          -              -           -        -       7,805,981

 643,759     694,590     160,470       19,796   1,634,883     (72)     8,858,947


PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHICAL DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998



The allocation of net income (loss) from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended December 31, 1998 is as follows (in thousands):

                                               Small
                   International              Company     Balanced    Balanced
                      Stock       U.S. Stock   Stock        Fund -      Fund -
                      Fund           Fund      Fund      Fifty/Fifty  More Bonds

International Stock
  Pool              $  25,486         -            -           875          412

U.S. Stock Pool            -      86,279           -         1,167          397

Small Company
  Stock Pool               -         -         (9,729)          66           31

All Other Pool             -         -            -             -           -

Income Fund                -         -            -             -           -

Xerox Stock Fund           -         -            -             -           -

Other Equity Pool          -         -            -             538        253

Other Fixed Pool           -         -            -             130         61

Marketplace Window         -         -            -              -          -

Bond Pool                  -         -            -             176         83

Expense Pool               -         -            -              -          -

         Total    $      25,486     86,279      (9,729)       2,952      1,237



Balanced
  Fund -      Enhanced                 Xerox
  More          Bond      Income       Stock        Marketplace
  Stocks        Fund       Fund         Fund          Window           Total


 127,413         -          -            -              -             154,186

 612,326         -          -            -              -             700,169

   9,563         -          -            -              -                (69)

 124,395         -          -            -              -             124,395

     -           -        60,921         -              -              60,921

     -           -          -         228,644           -             228,644

  78,400         -          -            -              -              79,191

  18,928         -          -            -              -              19,119

     -           -          -            -             1,303            1,303

  25,595        244         -            -              -              26,098

    (391)        -          -            -              -                (391)

 996,229        244       60,921     228,644           1,303         1,393,566



PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHICAL DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. -C.I.O. - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998


Net Income (loss) from Master Trust Investments, net of administrative expenses, for all participating plans for the year ended December 31, 1998 is as follows (in thousands):
                                                  Small   Balanced      Balanced
                         International           Company    Fund -      Fund -
                           Stock      U.S. Stock  Stock     Fifty/      More
                           Fund         Fund      Fund      Fifty       Bonds

Xerox Corporation Profit
  Sharing and Savings Plan $ 24,155     82,037    (9,065)   2,841          1,201

The Profit Sharing Plan of
  Xerox Corporation and
  The Xerographic Division,
  Union of Needletrades,
  Industrial and Textile
  Employees, A.F.L. -
  C.I.O. - C.L.C.              1,331     4,242      (664)     111             36

Xerox Corporation Retirement
  Income Guarantee Plan          -        -          -       -            -

Retirement Income Guarantee
  Plan of Xerox Corporation
  and The Xerographic
  Division, Union of
  Needletrades, Industrial and
  Textile Employees, A.F.L. -
  C.I.O. - C.L.C.                -        -          -       -            -


    Total                  $ 25,486    86,279      (9,729)   2,952        1,237


Balanced
  Fund -      Enhanced                Xerox
  More         Bond       Income      Stock       Marketplace
  Stocks       Fund        Fund       Fund           Window           Total


  161,361       229       43,553     209,986          1,239           517,537







   10,912        15        4,866      18,658             64            39,571


  746,740        -        10,952          -               -           757,692







   77,216        -         1,550          -               -            78,766

 996,229        244       60,921      228,644           1,303       1,393,566


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998



With respect to the Plan, the Joint Administrative Board (JAB) is responsible for establishing investment objectives and policies, reviewing the investment decisions and reviewing investment results. The JAB consists of four Xerox Corporation representatives and five union representatives.

Marketable securities are valued at the last reported sales price on the last business day of the year. Quotations are obtained from national securities exchanges or, in instances where securities are not listed on any of the exchanges, quotations are obtained from brokerage firms.

Non-readily marketable investments, which include private placements, are carried at fair value, based on the cost of the investments, developments concerning the portfolio of investments of the private placements, and such other factors as the managing general partners of the investments consider relevant. The valuations do not necessarily represent amounts, which might ultimately be realized from the investments.

At December 31, 1999 the Master Trust held no investment contracts with insurance companies or banks. For the plan year ended December 31, 1998, investment contracts with insurance companies and banks were valued at contract value, which approximated fair value. In connection with the investment contracts, all of which are fully benefit-responsive, the following information is presented (dollars in thousands):

(i) The average investment yield for the year ended December 31, 1998 was 7.1%.

(ii)   The crediting interest rate at December 31, 1998 was 4.4%.

(iii) The fair value, as determined by discounting estimated future cash flows for traditional GIC's, and the market value of the underlying investments at December 31, 1998 was $63,780. Contract value was $62,861 at December 31, 1998.

The Master Trust invests in real estate group trusts. These trusts provide pension and profit sharing plans with a medium for pooling their funds for investment in income producing real estate. The investment trusts value real estate holdings at estimated market value based upon independent appraisals, consideration of significant changes in economic circumstances, and capital additions made to properties after the appraisal date. Such market value estimates necessarily involve subjective judgments. Accordingly, the actual market price of the real estate can only be determined by negotiation between independent third parties in a sales transaction.




THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998



Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Margin variation represents market fluctuations on futures investments.

Derivative financial instruments are used by the Master Trust's equity and balanced portfolio investment managers primarily to rebalance the fixed income/equity allocation of the Master Trust's portfolio and to hedge the currency risk component of the Master Trust's foreign investments. Certain of the Master Trust's fixed income investment managers are permitted to use certain specified types of derivative instruments as part of their respective strategies. These strategies include the use of exchange traded futures and options as substitutes for certain types of fixed income securities. Leveraging of the Master Trust's assets and speculation are prohibited. Currency hedge positions are not permitted to exceed the level of exposure in the related Master Trust's assets.

The derivatives most commonly used by the investment managers are highly liquid exchange traded equity and fixed income futures and over-the-counter foreign exchange forward contracts. The use of derivative instruments is not believed to materially increase the credit or market risk of the Master Trust's investment.




PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHICAL DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998



The net appreciation (depreciation) of investments for the year ending December 31, 1999 is as follows (in thousands):
                                                  Small
                        International            Company                Xerox
                           Stock     U.S. Stock   Stock      Income     Stock
                            Pool        Pool       Pool       Fund      Fund

Investments at quoted
   market value:
    Short-term and fixed
      income investments  $      309      -         -       (22,348)      -

  Xerox common stock             -        -         -          -     (456,299)

  Other equity investments   335,758   544,823     203,930     -          -

Investments at estimated
  fair value:
     Interest in real estate
       Trusts                    -        -          -         -          -
     Other investments           -        -          -         -          -

               Total     $  336,067    544,823     203,930  (22,348)  (456,299)


 Other           Other
 Equity          Fixed          Marketplace          Bond
  Pool            Pool            Window             Pool            Total




    -         (20,000)            -                 (54,921)       (96,960)

    -            -                -                     -         (456,299)

  24,014         -             25,002                1,938       1,135,465



  (8,926)        -                -                   -             (8,926)
 195,225         -                -                   -            195,225

 210,313      (20,000)         25,002              (52,983)        768,505


PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDELTRADES, INDUSTRIAL
AND TEXTILES EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998



The net appreciation (depreciation) of investments for the year ending December 31, 1998 is as follows (in thousands):
                                                      Small
                            International            Company     All
                               Stock     U.S. Stock   Stock     Other     Income
                               Pool        Pool        Pool      Pool      Fund

Investments at quoted
   market value:
    Short-term and fixed
      income investments  $    310          -           -        10,107    5,737
  Xerox common stock           -            -           -          -         -

  Other equity investments 139,765       663,920      (6,208)     2,884      -

Investments at estimated
  fair value:
     Interest in real estate
       Trusts                  -           -            -       (20,107)     -
     Other investments         -           -            -        32,176      -

               Total    $  140,075       663,920      (6,208)    25,060    5,737
Other Investments consist primarily of private placement Ltd. partnerships


    Xerox       Other       Other
    Stock       Equity      Fixed    Marketplace     Bond     Expense
    Fund         Pool        Pool       Window       Pool      Pool       Total




    -             -         14,876         -         8,444        -       39,474

 221,414          -            -           -           -          -      221,414

    -          57,463          -          735        8,398        -      866,957



    -          (4,026)         -           -           -         -      (24,133)

    -           6,980          -           -           -          -       39,156

 221,414       60,417       14,876        735       16,842        -    1,142,868


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998



(5)    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits and benefits paid to participants as reported in the financial statements to the Form 5500 at December 31, 1999 and 1998:

                                                              December 31,
                                                          1999           1998
                                                             (in thousands)

Net assets available for plan benefits as
    Reported in the Plan financial statements  $         269,505         273,479

Benefit claims payable reported on line 31g
    Of Form 5500                                           -                -

Net assets available for plan benefits as
    reported in the Plan Form 5500                       269,505         273,479

                                                             December 31,
                                                         1999             1998
                                                           (in thousands)

Benefits paid to participants as reported in
    the Plan financial statements                 $     20,682           10,607

Add:  Amounts allocated to withdrawing
    participants at December 31, 1999
    and 1998                                              -                  -

Less:  Amounts allocated to withdrawing
     participants at December 31, 1998 and
     1997, respectively                                   -                  -

Benefits paid to participants as reported in
    the Form 5500                                 $     20,682           10,607



THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

December 31, 1999 and 1998



Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. There were no benefits allocated from the Plan for participants at December 31, 1999 and 1998.


(6)     Stock Split

In February 1999, the shareholders of the plan sponsor approved a two-for-one stock split of the Company's common stock. The stock split did not impact the value of participants' interest in the Xerox Stock Fund.









                                                                      Schedule 1


PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHICAL DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILES EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Line 27a - Schedule of Assets Held for Investment Purposes at End of Year December 31, 1999
(In thousands)


                              Description of investment
                                      including
 Identity of issue,           maturity date, rate of
 borrower,                      interest, collateral,                    Current
 lessor,or similar party      par or maturity value           Cost       value

 Investment in Master         (1)                        $ 204,650     $ 252,168
 Trust
*Investment in Participant    Loans to Plan participants,
  Notes Receivable             maturity dates through
                               5/31/12, interest rates
                               from 8.0% to 11.5%                -        17,337
                               per annum


*  Party-in-interest

(1)See note 1



Independent Auditors' Report


The Plan Administrator and Participants
The Profit Sharing Plan of Xerox Corporation and
     The Xerographic Division, Union of Needletrades,
     Industrial and Textile Employees,
     A.F.L. - C.I.O. - C.L.C.:


We have audited the accompanying statements of net assets available for plan benefits of The Profit Sharing Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C. (Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in the net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




May 26, 2000


                              EXHIBIT INDEX
                                              Electronic
                                              Submission
                                              Document
Exhibit                                           2
    (b)(1)         Accountants' Consent